Exhibit 99.2

FOAMIX PHARMACEUTICALS LTD.

PROXY FOR AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 29, 2014
  THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Meir Eini and Dov Tamarkin and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the ordinary shares of Foamix Pharmaceuticals Ltd. (the “Company”), held of record in the name of the undersigned at the close of business on Tuesday, December 9, 2014, at an Extraordinary General Meeting of Shareholders of the Company (the “Meeting”) to be held at the offices of the Company, at 2 Holzman Street, Weizmann Science Park, Rehovot, Israel, on Monday, December 29, 2014 at 3:00 p.m. (local time), and at any and all adjournments or postponements thereof on the following matter, which is more fully described in the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement relating to the Meeting.

The undersigned acknowledges receipt of the Notice of the Extraordinary General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to the proposal described below, this Proxy will be voted FOR such proposal and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF
FOAMIX PHARMACEUTICALS LTD.

December 29, 2014

Please print, date, sign and return your
proxy card as soon as possible.
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THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS FOR THE MEETING

PLEASE BE CERTAIN TO COMPLETE ITEMS 1-3 BELOW AS WELL.
PLEASE PRINT, SIGN, DATE AND RETURN PROMPTLY VIA EMAIL TO ILAN.HADAR@FOAMIXPHARMA.COM, BY FAX NO. +972.8.947.4356 OR BY MAIL TO 2 HOLZMAN STREET,
WEIZMANN SCIENCE PARK, REHOVOT, ISRAEL, C/O CFO. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

	FOR	AGAINST	ABSTAIN
1. (a) To ratify the appointment of Mr. Rex Bright as an External Director of Foamix Pharmaceuticals Ltd.	☐	☐	☐
1 (b). To ratify the appointment of Mr. Darrell Rigel as an External Director of Foamix Pharmaceuticals Ltd.	☐	☐	☐
1 (c). To ratify the appointment of Mr. Stanley Stern as an External Director of Foamix Pharmaceuticals Ltd.	☐	☐	☐
	FOR	AGAINST	ABSTAIN
2.    (a) To approve a one-time grant of options to purchase 48,000 of the Company’s ordinary shares, par value NIS 0.16 each, or ordinary shares, to the Chairman of the Board, Mr. Meir Eini.

(b) To approve a one-time grant of options to purchase 24,000 of the Company’s ordinary shares to each of our directors (excluding the Chairman of the Board).

(c) To approve a one-time grant of 3,000 additional options to each director serving as a member of our audit committee or compensation committee.
	☐ ☐ ☐	☐ ☐ ☐	☐ ☐ ☐
	FOR	AGAINST	ABSTAIN
3. To approve, in accordance with the Articles of Association of the Company, that the Board may consist of up to 9 (nine) members.	☐	☐	☐
    To change the address on your account, please check the box at the right and indicate your new address in the address space pull to the right. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐	Adress:

Signature of shareholder	Date	Signature of shareholder	Date

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each owner should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.